SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated April 2, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	HUG1398966	March 31, 2010
2.	HUG Regulatory Announcement	HUG1398961	March 31, 2010
3.	HUG Regulatory Announcement	HUG1398949	March 30, 2010


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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Annual Information Update
Released	12:00 31-Mar-2010
Number	HUG1398966

Elementis plc - Annual Information Update

In accordance with Prospectus Rule 5.2.1, Elementis plc (the "Company") sets out below a summary of the information which has been published or made available to the public during the period from 1 April 2009 to 31 March 2010. This information is provided as required under the above rule and for no other purpose. The information contained below or referred to may be out of date.

1. Regulatory announcements made via a Regulatory Information Service, which can also be viewed from the Company's website at: www.elementis.com/investors, are as follows:

Date	Announcement heading
31/03/2010	Elementis PLC - Annual Information Update
31/03/2010	Elementis PLC Total voting rights
30/03/2010	Elementis PLC Holding(s) in Company
18/03/2010	Elementis PLC - Annual Financial Report 2009 and Notice of Meeting 2010
26/02/2010	Elementis PLC Total voting rights
23/02/2010	Elementis PLC - Preliminary Results
11/02/2010	Elementis PLC Block listing Interim Review
11/02/2010	Elementis PLC Holding(s) in Company
29/01/2010	Elementis PLC Total voting rights
21/01/2010	Elementis PLC - Price Monitoring Extension
31/12/2009	Elementis PLC - Total Voting Rights
21/12/2009	Elementis PLC - Holding(s) in Company
15/12/2009	Elementis PLC Holding(s) in Company
03/12/2009	Elementis PLC Holding(s) in Company
30/11/2009	Elementis PLC Total voting rights
11/11/2009	Elementis PLC Elementis plc - EU communication on heat stabilisers investigation
05/11/2009	Elementis PLC Holding(s) in Company
30/10/2009	Elementis PLC Total voting rights
30/10/2009	Elementis PLC Interim Management Statement
29/10/2009	Elementis PLC Holding(s) in Company
29/10/2009	Elementis PLC Holding(s) in Company
23/10/2009	Elementis PLC Holding(s) in Company
15/10/2009	Elementis PLC Holding(s) in Company
09/10/2009	Elementis PLC - Schroders TR1
07/10/2009	Elementis PLC - Holding(s) in Company

30/09/2009	Elementis PLC Total voting rights
10/09/2009	Elementis PLC Director/PDMR Shareholding
28/08/2009	Elementis PLC Director/PDMR Shareholding
28/08/2009	Elementis PLC Total voting rights
19/08/2009	Elementis PLC Holding(s) in Company
13/08/2009	Elementis PLC Holding(s) in Company
05/08/2009	Elementis PLC Holding(s) in Company
05/08/2009	Elementis PLC Holding(s) in Company
03/08/2009	Elementis PLC Holding(s) in Company
03/08/2009	Elementis PLC Block listing Interim Review
03/08/2009	Elementis PLC - Interim Results 2009
31/07/2009	Elementis PLC Total voting rights
30/06/2009	Elementis PLC Total voting rights
26/06/2009	Elementis PLC Elementis plc - pre-close trading statement
16/06/2009	Elementis PLC Holding(s) in Company
29/05/2009	Elementis PLC Total voting rights
30/04/2009	Elementis PLC Director/PDMR Shareholding
30/04/2009	Elementis PLC Total voting rights
29/04/2009	Elementis PLC Elementis Chromium - Outcome of Strategic review
20/04/2009	Elementis PLC Annual Financial Report
16/04/2009	Elementis PLC Elementis plc ("the Company") - Results of 2009 AGM
16/04/2009	Elementis PLC AGM / Interim Management Statement

2. Documents filed at Companies House (copies of which are also obtainable from Companies House - for further information visit www.companieshouse.gov.uk):

Date	Type of document	Document description
17/03/2010	SH01	Statement of capital
17/03/2010	CH01	Director's change of particulars
17/03/2010	CH01	Director's change of particulars
17/03/2010	CH01	Director's change of particulars
16/03/2010	CH01	Director's change of particulars
16/03/2010	CH01	Director's change of particulars
16/03/2010	CH01	Director's change of particulars
16/03/2010	CH01	Director's change of particulars
16/03/2010	CH01	Director's change of particulars
16/03/2010	CH03	Secretary's change of particulars
10/03/2010	SH01	Statement of capital
14/01/2010	AR01	Annual return
02/11/2009	SH01	Statement of capital
02/11/2009	SH01	Statement of capital
23/10/2009	SH01	Statement of capital
25/09/2009	88(2)	Return of allotment

25/09/2009	88(2)	Return of allotment
27/08/2009	88(2)	Return of allotment
24/06/2009	88(2)	Return of allotment
24/06/2009	88(2)	Return of allotment
27/04/2009	MEM/ARTS	Memorandum and Articles of Association
27/04/2009	RES01	Special resolutions
24/04/2009	ARA	Annual report and accounts 2008

3. Documents published or sent to shareholders or filed with the UK Listing Authority document viewing facility:

Date	Document description
19 March 2010	Annual report and accounts for the year ended 31 December 2009, Chairman's letter, Notice of 2010 AGM with explanatory notes and proxy form.
22 May 2009	Flyer to all shareholders warning them to be on their guard against unsolicited calls or correspondence concerning investment matters implying a connection with the Company.

Copies of all of the above documents may be obtainable from the Company Secretary at the Company's registered office at 10 Albemarle Street, London W1S 4HH.

Wai Wong
Company Secretary
020 7408 9303

HUG#1398966

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Total voting rights
Released	11:00 31-Mar-2010
Number	HUG1398961

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 448,159,747 ordinary shares of 5p each at 31 March 2010. The Company holds no such ordinary shares as treasury shares.

The above figure (448,159,747) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

HUG#1398961

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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	08:01 30-Mar-2010
Number	HUG1398949

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A. and its group of companies

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

28 March 2010

6. Date on which issuer notified:

29 March 2010

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares 241854

Situation previous to the Resulting situation after the triggering transaction

Number of shares 22,402,799

Number of Voting Rights 22,402,799

Resulting situation after the triggering transaction

Number of shares Direct 223,240
Number of voting rights Direct 223,240

Number of voting rights Indirect 22,192,451

% of voting rightsDirect 0.05

% of voting rightsIndirect 4.95

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted

% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Exercise price

Expiration date

Exercise/ Conversion Period

Number of voting rights instrument refers to

% of voting rights

Nominal

Delta

Total (A+B+C)

Number of voting rights 22,415,691

% of voting rights 5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares	% of issued share capital
AXA IM UK	223,240	0.049817

Direct		
AXA IM UK Indirect	22,059,599	4.922659
AXA Rosenberg Indirect	132,892	0.029655
Total Direct	223,240	0.04982
Total Indirect	22,192,451	4.95231
Total	23,415,691	5.00213

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Kyere Tabiri

15. Contact telephone number: 020 7003 1510

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

29 March 2010

HUG#1398949

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